UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10400 / August 14, 2017

Admin. Proc. File Nos. 3-17861, 3-17862, 3-17863

In the Matter of
the Registration Statements of

GO EZ CORPORATION,
ARC LIFESTYLE GROUP INC., and
NOVA SMART SOLUTIONS INC.

Notice That Initial Decision Has Become Final

 The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Go EZ Corporation, Arc Lifestyle Group Inc., or Nova Smart Solutions Inc. and the Commission has not chosen to review the decision on its own initiative.

 Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Go EZ Corporation, Arc Lifestyle Group Inc., and Nova Smart Solutions Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statements filed by Go EZ Corporation, Arc Lifestyle Group Inc., and Nova Smart Solutions Inc. are suspended.

 For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Go EZ Corp., Arc Lifestyle Grp. Inc., and Nova Smart Sols. Inc.*, Initial Decision Rel. No. 1132 (May 9, 2017), 116 SEC Docket 14, 2017 WL 1862333.

INITIAL DECISION RELEASE NO. 1132
ADMINISTRATIVE PROCEEDING
FILE NOS. 3-17861, 3-17862, 3-17863

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statements of GO EZ CORPORATION, ARC LIFESTYLE GROUP INC., and NOVA SMART SOLUTIONS INC.	INITIAL DECISION OF DEFAULT May 9, 2017

APPEARANCES: Virginia M. Rosado Desilets, Sonia G. Torrico, Jessica L. Medina, and Matthew Scarlato, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

I. BACKGROUND

On February 27, 2017, the Securities and Exchange Commission issued orders instituting proceedings (collectively, OIPs) pursuant to Section 8(d) of the Securities Act of 1933 as to Respondents Go EZ Corporation, Arc Lifestyle Group Inc., and Nova Smart Solutions Inc., and set a hearing for March 16, 2017. The OIPs allege that each Respondent filed with the Commission a registration statement, as amended, that contained numerous material misstatements and omissions relating to (1) the identities of Respondents' officers, directors, promoters, and/or control persons, (2) related party transactions, and/or (3) the nature of their operations. The OIPs also charge Respondents with failure to cooperate with Commission staff examinations conducted pursuant to Securities Act Section 8(e) by failing to respond fully to subpoenas and to make key individuals available to Commission staff.

The proceedings were consolidated for hearing. *Go EZ Corp.*, Admin. Proc. Rulings Release No. 4640, 2017 SEC LEXIS 621 (ALJ Feb. 28, 2017). Each Respondent was served with the OIP specific to its case on March 2, 2017, in accordance with Securities Act Section 8(d). *Go EZ Corp.*, Admin. Proc. Rulings Release No. 4679, 2017 SEC LEXIS 765 (ALJ Mar. 14, 2017). No Respondent appeared at the March 16 hearing and, to date, none has answered the OIP specific to its case or responded to my order to show cause why it should not be found in default. *Go EZ Corp.*, Admin. Proc. Rulings Release No. 4689, 2017 SEC LEXIS 796 (Mar. 16, 2017).

In an e-mail dated March 31, 2017, Mr. Abraham Cinta responded to the order to show cause on behalf of Go EZ as its purported CEO and director, arguing that Go EZ was not properly served with the OIP and attempting to explain its failure to appear. *See Go EZ Corp.*, Admin. Proc. Rulings Release No. 4725, 2017 SEC LEXIS 1018 (Apr. 3, 2017). The Division responded and I ordered Cinta to submit a reply. *Id.* I have not heard further from Cinta.

The Division filed its post-hearing brief on April 7, 2017.

II.   FINDINGS OF FACT

Respondents are in default for failing to file an answer, appear at the hearing, or otherwise defend the proceeding. 17 C.F.R. § 201.155(a). I therefore deem true the allegations in the OIPs. *Id.* I apply preponderance of the evidence as the standard of proof for findings beyond the allegations of the OIPs. *See Steadman v. SEC*, 450 U.S. 91, 101-04 (1981).

A.   Registration Statements and the Staff Investigations

1.   Go EZ

In early 2015, Go EZ filed a Form S-1 registration statement seeking to register the offer and sale of 1,387,500 shares of common stock. Ex. E-1. Go EZ amended the registration statement five times, the final amendment occurring in October 2015. Exs. E-1 to E-6. The registration statement was declared effective on November 6, 2015. Ex. E-7. On April 1, 2016, with the offering ongoing, the Commission authorized the Division to conduct an examination pursuant to Section 8(e) of the Securities Act, 15 U.S.C. § 77h(e), and suspended trading in Go EZ effective April 4, 2016. Exs. 1-A, 1-B.

On April 4, 2016, the Division provided Go EZ with notice of its examination and requests for documents and testimony from Go EZ's officers, directors, and others. Exs. 1-C to 1-E. On April 8, 2016, Cinta, Go EZ's then-sole officer and one of two directors, participated in a telephone call with the Division as a representative of Go EZ. Torrico Decl., Ex. 1, ¶ 43. Cinta refused to make himself or any other representatives of Go EZ available for testimony in the United States. *Id.* ¶ 43(e); *see also* Ex. 1-G. On May 4, 2016, Cinta produced documents to the Division on behalf of Go EZ. Ex. 1, ¶ 8. On June 15, 2016, the Division identified to Cinta several critical shortcomings in Go EZ's production and requested that he cure these deficiencies. E-mail from Virginia Rosado Desilets to Abraham Cinta, Ex. 1-F. For example, the Division received documents related to Go EZ from several third parties, including communications with Go EZ affiliates that should also have been in Go EZ's possession. Ex. 1, ¶ 8. On July 15, 2016, Cinta informed the Division that he had resigned his positions as officer and director of Go EZ and that the Division should direct any inquiries to Go EZ's sole remaining director, Fang Ren, or to its majority owner, Evotech Capital, S.A. (Evotech). Ex. 1-G. Cinta did not respond to requests for contact information for Ren or Basilio Chen (of Evotech). Ex. 1, ¶ 12; Ex. 1-H.

2. Arc Lifestyle

In September 2015, Arc filed a registration statement, amended in November 2015 and February 2016, seeking to register the offer and sale of 6,488,400 shares of common stock. Exs. EE-1 to EE-3. The Commission authorized the Division to conduct an examination of Arc's registration statement before it became effective. Ex. 3-A. On April 4, 2016, the Division provided Arc with notice of its examination and requests for documents and testimony from Arc's officers, directors, and others. Exs. 3-B to 3-E. On April 11, 2016, Carlos Lopez, Arc's sole officer and director, produced documents to the Division on behalf of Arc. Rosado Desilets Decl., Ex. 3, ¶ 12. On April 18, 2016, Lopez participated in a telephone call with the Division as a representative of Arc. Ex. 3, ¶ 28. On May 12, 2016, and June 15, 2016, the Division identified to Lopez several critical deficiencies in Arc's production of documents and requested that he produce additional documents to comply with the subpoenas. Ex. 3, ¶¶ 13, 15; Ex. 3-J. For example, Lopez's production did not include any correspondence despite the subpoena for e-mails or other correspondence on behalf of or concerning Arc. Ex. 3, ¶ 12; Ex. 3-C. Yet the Division received at least 200 relevant e-mails and other communications from third parties that involved Arc but were not in Arc's document production. *Id.* Arc did not produce any additional documents. Ex. 3, ¶¶ 14-16. Lopez also failed to provide the Division with his availability for testimony, despite initially agreeing to do so, and he did not make himself or any other representatives of Arc available for testimony in the United States. Ex. 3, ¶¶ 14, 16, 29, 29(a)-(b).

3. Nova Smart

Nova Smart filed its registration statement in January 2016, seeking to register the offer and sale of 28,057,000 shares of common stock. Ex. EEE-1. It amended the registration statement in February 2016. Ex. EEE-2.

Nova Smart's registration statement was not yet effective when the Commission authorized the Division to conduct an examination. Ex. 4-A. On April 4, 2016, the Division provided Nova Smart with notice of its examination and requests for documents and testimony from Nova Smart's officers, directors, and others. Exs. 4-B to 4-D. In April and May 2016, Sergio Camarero Blanco, Nova Smart's president and CEO, and Jesus Hoyos Quintero, Nova Smart's CFO, provided documents to the Division on behalf of Nova Smart. Torrico Decl., Ex. 4, ¶ 7. Both Camarero and Quintero participated in separate telephone calls with the Division as representatives of Nova Smart. Ex. 4, ¶¶ 21-22. From May through July, the Division identified to both Camarero and Quintero several critical shortcomings in Nova Smart's production of documents and requested that they produce additional documents, but they never did. Ex. 4-E. For example, many of the communications provided to the Division by Nova Smart's outside auditors that copied Nova Smart officers and/or consultants were not produced to the Division by Nova Smart. Ex. 4, ¶ 7; Ex. 4-E. In addition, both Camarero and Quintero refused to make themselves or any other representatives of Nova Smart available for testimony in the United States. Ex. 4-E.

B.   Misrepresentations in Respondents' Registration Statements

1.   Go EZ

Go EZ is a Delaware corporation purportedly headquartered in Miami Beach, Florida, that claims to be an e-commerce and mobile technology business selling smartphone accessories. Ex. E-6, at 9. Its former sole officer and employee, Cinta, resides outside of the United States, as does its director, Ren. *Id.* at 15; Ex. E-8.

Go EZ's registration statement discloses that Evotech acquired majority ownership of it and that Evotech appointed Cinta as sole officer and director of Go EZ. Ex. E-9, at 2. The registration statement fails to disclose, however, that Evotech is owned and controlled by Basilio, its executive chairman and managing partner, Exs. 1-J to 1-N; Ex. 1-O at 239-40, and that Basilio exercised control over Go EZ. In a telephone call with the Division, Cinta acknowledged that he had worked at Evotech and that the formation of Go EZ had been Basilio's idea. Ex. 1, ¶ 43(a), (f). Similarly, Roger Ng, who met Basilio while working at one of Basilio's other companies, testified that Evotech was Basilio's alter ego and that all of the transactions that Ng entered into with Go EZ were at Basilio's, not Cinta's, instruction, even though Ng's dealings with Go EZ were through Cinta. Ex. 1-P at 20, 220, 224; Ex. 1-Q.[1] Finally, Eduardo Paz, a middleman for Go EZ who arranged its transactions, testified that he was involved with Go EZ at Basilio's request, and that Basilio "gave the go-ahead" on purchasing assets for Go EZ. Ex. 1-O at 47-50; *see also* Ex. 1-R.

In late 2014, Basilio asked Ng to acquire a seventy-percent interest in Federal Technology Agency (FTA) and to sell that interest to Go EZ. Ex. 1-Q; Ex. 1-P at 224, 243-44. At the time, FTA was wholly owned by Basilio's son, Benedict Chen. Ex. 1-T; Ex. 1-P at 238-40. Ng paid Benedict $35,000 for seventy percent of FTA, and then swapped that interest with Go EZ in exchange for restricted and unregistered shares in Go EZ. Ex. 1-Q; Ex. E-6, at 25. Neither Basilio's involvement in the transaction or his relationship with Ng and with Benedict was disclosed in the Go EZ registration statement.

The registration statement states that Go EZ's acquisition of seventy percent of FTA was part of its business plan to "focus[] on the development of technology and internet-based businesses." Ex. E-6, at 7. Prior to the transaction, Benedict had used FTA as a corporate alter ego in his contract work with CyberCoders, Inc., a technology staffing firm. Ex. 1-P at 238-40; Exs. 1-T to 1-X (FTA agreements and bank statements).

The registration statement describes FTA as "a provider of computer software programming, testing and development services to tech companies such as Apple," Ex. E-6, at 7, and states that "[i]t is uncertain whether FTA can maintain its current customer base," *id.* at 16. But FTA had no "current customer base" at the time of the registration statement. Ex. 1, ¶ 43(i), (k). Its contract with Apple concluded before Go EZ acquired FTA, and FTA has only provided services to Apple, not to "tech companies such as Apple." *Id.* ¶ 43(j); Ex. E-6 at 33 (stating that

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[1] Ng testified at length about his longstanding relationship and frequent business dealings with Basilio, and also testified that he had known Basilio's son for a long time. Ex. 1-P at 20, 238-239, 315, 318-322; *see also* Exs. 1-Q and 1-GG (describing various transactions).

"one such contract has been entered into"); Exs. 1-U to 1-X (FTA's agreements and bank statements reflecting payments only from CyberCoders and its parent, On Assignment).

The registration statement further suggests that FTA used multiple independent contractors to assist with operations. Ex. E-6, at 34, 50 ("FTA completes assignments by contracting with independent contractors" and Benedict is "one of the independent contractors who FTA has contracted with"). In fact, to the extent FTA conducted operations (*i.e.*, before Go EZ's acquisition), they were conducted solely by Benedict. *Compare* Ex. E-6 at 39 (stating that FTA's full payroll expenses for 2014 totaled $39,379), *with id.* at 50 (stating that in 2014 FTA paid Benedict $39,379 in compensation).

In addition, in early 2015, Basilio contracted Paz to identify potential acquisitions for Go EZ, and Paz found Cellular of Miami Beach, Inc. (CMBI), which operated a retail cellular phone and accessories store. Exs. 1-Y, 1- Z; Ex. 1-O at 46-47, 91-93. As with FTA, Basilio asked Ng to acquire CMBI and sell it to Go EZ. At Basilio's instruction, Ng purchased CMBI for $40,000, and inserted the assets and operations into Glophone, Inc., a wholly owned subsidiary of Go EZ, in exchange for more restricted and unregistered shares of Go EZ. Ex. 1-Q; Ex. 1-P at 220; Ex. E-6, at 7. Neither Basilio's involvement in this transaction nor Basilio's relationship with Ng was disclosed in the registration statement.

Go EZ's registration statement states that Glophone "has one retail store, of approximately 700 square feet, located at 6782 Collins Avenue, Miami Beach, Florida 33141, which also serves as [Go EZ's] physical mailing address." Ex. E-6, at 34. Glophone was not operating the retail store at the time of the registration statement. The store's operator, Ernesto Guerra, testified that he initially operated the store for Glophone, but quickly realized that the individuals in China to whom he was reporting his revenues were unwilling to provide any funds, inventory, or other assistance to the store. Ex. 1-BB at 53, 68. Go EZ abandoned any claim to the store's revenues or profits. Exs. 1, ¶ 43(p); 1-BB at 53-56. Guerra eventually cut off all ties to Go EZ and Glophone and formed his own corporation to run the store. Ex. 1-BB at 35, 100-01, 104. Cinta told the Division in April 2016 that he did not know where the new store was and had never visited it. Ex. 1, ¶ 43(n); Ex. 1-BB at 38.

Furthermore, the registration statement states that it sells a "'GO EZ' brand 'smartwatch'" and that "[a]dditional development of the product is underway in order to improve the user experience." Ex. E-6, at 34. But Cinta informed the Division that the smartwatches Go EZ sold were purchased as-is from a manufacturer in China and that Go EZ neither contributed any programming or development to the watches nor planned to do so in the future. Ex. 1, ¶¶ 43(r)-(u). Cinta further explained that Go EZ had not done any programming of the smartwatch because it would have required too many resources, and because Benedict had been unavailable since FTA's acquisition. *Id.* ¶ 43(u).

Finally, the registration statement lists the 6782 Collins Avenue address as Go EZ's "principal executive offices," Ex. E-6, at 1, but Cinta operates out of Shanghai. Ex. 1, ¶ 43(c). Go EZ's registration statement also claims offices at other locations. It claims that an address in Los Altos, California, was Go EZ's "previous principal executive offices." Ex. E-6, at 1. But that address is a mailbox facility, not an office building. Ex. 1-HH; Ex. 1, ¶ 38. Further, the mailbox listed on the registration statement has been rented for several years by Martin Nielson,

CEO of EWaste Systems, Inc., who is not affiliated with Go EZ. Exs. E-10 to E-12; Ex. 1-KK. Go EZ's registration statement further claims that "FTA has its own leased office space, at 1047 Amarillo Avenue, Palo Alto, California" and that an "officer/shareholder of the Company is allowing the Company to use his office as a mailing address." Ex. E-6, at 34, F-12. That address, however, is Benedict's home address, not a "leased office space." Exs. 1-II, 1-LL; Ex. 1, ¶ 39. Benedict is not an officer or a shareholder of Go EZ, but is described by the registration statement only as an "independent contractor" for FTA. Ex. E-6, at 50.

The registration statement discloses that Go EZ is in the early stages of development and is "no longer a shell company." Ex. E-6, at 9, 16. A "shell company" is defined as a company with no or nominal operations and with no or nominal assets or assets consisting solely of cash and cash equivalents. 17 C.F.R. § 240.12b-2. The registration statement claims that Go EZ ceased to be a shell company when it acquired FTA (Ex. E-6, at 16); as explained above, however, FTA had no operations at that time and has not had operations since. Indeed, Cinta's own statements show that Go EZ had no operations and no genuine intent to develop operations at the time the registration statement was filed. Ex. 1, ¶ 43(j)-(k), (o)-(p), (u)-(y).

2.   Arc Lifestyle

Arc is a Florida corporation purportedly headquartered in Miami, Florida, that claims to specialize "in the selling of multinational lifestyle products" such as designer apparel and Spanish wine and olive oil. Ex. EE-3, at 2. Lopez serves as Arc's sole officer and director and started Arc while he was still working at Evotech. Ex. 3-Q; Ex. 3, ¶ 23. In addition to Lopez and Cinta, Basilio's Evotech firm employed a number of other individuals connected to Go EZ, Arc, and Nova Smart. Xiaoyue Zhang, and Rory San, whose names appear on the Arc and Nova Smart registration statements, were both employees of Evotech before leaving Evotech to help Lopez create Arc and Nova Smart. *Id.*

Arc's registration statement states that its revenue stream stems "from the sale of fashion based products and affordable and high quality nutritional food & beverage products such as red wine and olive oil." Ex. EE-3, at 2. Arc claims to have entered the apparel business "with the online sales of Korean designer women's wear through our agreement with Shanghai Fan Xi Commerce Co., Ltd. ('Fanxi') . . . a private company based in Shanghai." *Id.* Pursuant to that agreement, Arc manages Fanxi's "operations, marketing and sales, contracting, and billing and collections," in exchange for "a management service fee each quarter equal to all of its net income for such quarter based on the quarterly financial statements provided." *Id.* at 2, F-14, F-22 to F-23; *see also* Ex. EE-3, at Ex. 10.1 (management agreement between Arc and Fanxi). The Arc registration statement further states that Fanxi "operates '82 Room', the online in-house fashion platform that markets and sells outstanding Korean designer brands into the Chinese market" using Taobao, an online marketplace, *id.* at 32, and names Xiaoyue as an Arc "consultant" who is the "legal representative of Fanxi" and Yawei Zhang as being "responsible for the operation and development of . . . 82 Room under Fanxi." *Id.* at 41. The registration statement also claims that Arc "has generated revenue of $10,426 from July 1, 2015 to September 30, 2015 from, among other things, operations of [82 Room] managed under Fanxi." *Id.* at 31.

In fact, neither Fanxi nor Arc own or operate 82 Room, and Arc has never received revenue from 82 Room's operations. Lopez admitted that Yawei does not work for Arc or Fanxi, but she owns and operates 82 Room independent of Arc and Fanxi, and that Arc has never received any revenues relating to 82 Room. Ex. 3, ¶ 28(h)-(j).

The registration statement states that Arc also sells and distributes red wine through two agreements with Camarero and Alvaro Gallego Grajal. Ex. EE-3, at 32. Through these agreements, Arc states that it is able to source Lynus Vinedos y Bodegas (Lynus) branded wine and Sirei888 S.L. branded wine and olive oil to resell in China. *Id.* at 2, 32. However, the registration statement fails to disclose the related-party nature of Arc's agreement to distribute Lynus wines. Not only is Camarero a childhood friend of Lopez, but the Lynus wine business belongs to Lopez's father. Ex. 3, ¶ 28(k)-(1).

The Arc registration statement lists consulting agreements entered into by Arc with various consultants, including: (1) Cinta, advisor to the CEO; (2) San, finance advisor; and (3) Xiaoyue, Arc's head of operations and administration. Ex. EE-3, at 24, 41. These individuals held key positions within Arc and were issued shares of common stock. *Id.* The registration statement states that, aside from the consulting relationship, "[t]here is [sic] no known other relationships that exist between the registrant and the selling security holders." *Id.* at 24. This statement is false. Lopez has known Cinta, San, and Xiaoyue since at least September 2014, and had previously worked with all three at Evotech and with Cinta and San at Go EZ. Ex. 3, ¶¶ 23-25, 27(a)-(b), 27(d)-(e), 28(a)-(c); Exs. 3-Q to 3-S.

Arc's registration statement makes several misstatements that create the false appearance of operations around the world and within the United States. First, it states that Arc's revenue streams stem "from the sale of fashion based products and affordable and high quality nutritional food & beverage products such as red wine and olive oil." Ex. EE-3, at 2. The registration statement fails to disclose that Arc had no current inventory of olive oil to sell. Ex. 3, ¶ 28(r).

Second, according to the registration statement, the "business and registered office is located at 10360 SW 186th Street, Miami, FL 33197." Ex. EE-3, at 2. However, Arc does not have any operations or an office in the United States. The listed address is a United States Postal Service mailbox facility unrelated to Arc's business or operations, and mail to that address was returned as undeliverable. Ex. 3, ¶¶ 7-10; Exs. 3-E to 3-H.

Third, the registration statement states that Arc "operates in a number of countries and derives revenues from both inside and outside the United States," and that (1) Lopez resides in Spain; (2) Cinta resides in Mexico; and (3) San resides in Edinburgh, Scotland, United Kingdom. Ex. EE-3, at 8, 41, 43. But Lopez admitted that all three reside in China now, and did at the time the registration statement was filed. Ex. 3, ¶¶ 18-20, 27(c), 28(b)-(g); Exs. 3-L to 3-N.

Fourth, the registration statement lists Capital Flows Ltd. as Arc's incorporator and promoter. Ex. EE-3, at 3, 19, 24, 43 n.1. In fact, Arc was incorporated by another individual, and Lopez stated that Capital Flows was only an investor in Arc. Ex. 3, ¶¶ 26, 28(n)-(o); Ex. 3-P at 193.

Finally, the registration statement states that Arc is "not a shell company as defined under section 12b-2 of the Exchange Act." Ex. EE-3 at 30. Yet Lopez's own statements show that Arc has nominal operations stemming from its resale of wine and olive oil and none from its sale of Korean women's wear, and had no genuine intent to develop its planned principal operations at the time the registration statement was filed. Ex. 3, ¶ 28(h)-(j), (r).

3. Nova Smart

Nova Smart is a Florida corporation purportedly headquartered in Granville, Michigan, and claims to have business lines related to drone development and corporate staffing services. Ex. EEE-2, at 6. The company asserts that it has two directors, one serving as the chief executive officer and the other as the chief financial officer, and seven consultants. *Id.* at 59-60.

Its registration statement discloses two consultants, Lopez and Cinta, as responsible "for the provision of consulting services relating to the public markets" and giving "advice and guidance regarding . . . the setting up and management of a public company." Ex. EEE-2, at 59-60, II-3. Separately, the registration statement discloses that its largest shareholder is Arc Capital Ltd, which it describes as a "founder" but "is not considered to be a promoter of Nova as it was responsible for the incorporation of the Company but is not responsible for organizing the business and does not exert any control over the business of the Company or management." *Id.* at 63 n.1. The registration statement also states that San is "providing consulting services relating to the financial matters of the Company" and Xiaoyue is "responsible for providing consulting services relating to the administration of the Company." *Id.* at 60.

Nova Smart fails to disclose that these individuals are controlling significant aspects of the company and also hides their association with Arc Capital. First, Lopez gave more than "advice and guidance"; rather, he played the lead role in founding, organizing, and operating Nova Smart, even more so than its officers and directors. Torrico Decl., Ex. 4, ¶ 22(b). As Camarero admitted, Lopez was responsible for choosing Nova Smart's original principal place of business and selecting and paying the law firm that incorporated Nova Smart and serves as its registered agent, Spiegel & Utrera, P.A. (Spiegel). *Id.* ¶ 21(e), (g); Exs. 4-M, 4-N. Lopez also decided upon using a 6790 Collins Ave. address in Miami, Florida, both for Nova Smart's incorporation documents and the January 5, 2016, registration statement, even though both Camarero and Quintero admitted that Nova Smart has no operations in the United States and conducts business out of Shanghai. Ex. 4, ¶¶ 21(e)-(f), 22(c); Ex. 4-J; EEE-1, at 1. In addition, documentary evidence reflects that Lopez paid Spiegel on behalf of Nova Smart. Ex. 4-M (Spiegel receipt to Nova Smart acknowledging payment of $389.90 on May 31, 2015, for incorporation and registered agent services); Ex. 4-N (debt agreement reflecting that Lopez loaned $389.90 to Nova Smart on May 31, 2015).

Lopez also played a significant role in the filing of Nova Smart's registration statement. Lopez introduced Nova Smart to the law firm and transfer agent that facilitated its filing. Ex. 4, ¶ 21(g). Lopez gave Camarero a template S-1 to use for Nova Smart, as demonstrated by Nova Smart's January 5, 2016, registration statement, which contains references to business lines— apparel and a lifestyle business—that are not part of Nova Smart's business plan, but describe Arc's business. Ex. 4, ¶ 21(h); Ex. EEE-1, at 13, 19, F-6.

Second, contrary to the assertion that Arc Capital is not a promoter of Nova Smart, three of Nova Smart's key consultants—Lopez, Cinta, and Xiaoyue—are associated with Arc Capital and referred numerous shareholders to Nova Smart. Documents Arc Capital submitted to Alpine Securities show that Cinta and Lopez serve as consultants for Arc Capital. Exs. 4-H, 4-I. In addition, Camarero confirmed that Arc Capital's owner, Mengying Wang, is a cousin of Xiaoyue, another Nova Smart consultant who previously worked with both Lopez and Cinta at Evotech. Ex. 4, ¶ 21(c). Camarero and Quintero confirmed that the majority of the Nova Smart shareholders, including some of the largest such as Arc Capital and Capital Flows, were introduced through Lopez, Cinta, or Xiaoyue. *Id.* ¶¶ 21(j), 22(f).

Third, although the Nova Smart registration statement describes San as being responsible for providing consulting services relating to Nova Smart's financial matters, it fails to acknowledge that he also acted as a promoter for Nova Smart. Both Camarero and Quintero admitted that San was responsible for introducing Nova Smart to its outside auditors, Accell Audit & Compliance, P.A. Ex. 4, ¶¶ 21(i), 22(e). In addition, San was responsible for Accell's hiring, and he worked directly with Accell throughout the filing and amendment of the Nova Smart registration statement. Ex. 4-O.

The registration statement identifies two directors, Camarero, who also serves as the president and CEO, and Quintero, who also serves as the CFO, and states that they "are responsible for the Company's day to day operations." Ex. EEE-2, at 49. However, there is no resolution appointing Quintero a director of Nova Smart, as contrasted with the resolution appointing Camarero, and all board resolutions are signed solely by Camarero. Exs. 4, ¶ 22(d); 4-Q. When staff specifically requested documentation showing Quintero was a director of Nova Smart, nothing was provided. Ex. 4, ¶¶ 8-9. Quintero further admitted he is not involved in Nova Smart's day-to-day operations. *Id.* ¶ 22(d).

III.   CONCLUSIONS OF LAW

A stop order is appropriate for two independent reasons: (1) material misstatements and omissions in Respondents' registration statements and (2) Respondents' failure to cooperate with the examinations of their registration statements.

A.   Misstatements and Omissions of Material Facts

Section 8(d) of the Securities Act states:

> If it appears to the Commission at any time that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission may . . . issue a stop order suspending the effectiveness of the registration statement.

15 U.S.C. § 77h(d).

"[T]he essential purpose of [a registration statement] is to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." *mPhase*

Techs., Inc., Exchange Act Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (internal quotation marks omitted). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) (citing *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)); *see* 17 C.F.R. § 230.405 (defining a material fact as one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security"). Respondents' registration statements contain untrue statements of material fact and omit material facts necessary to make the statements not misleading in three ways: (1) by failing to disclose the identities of and key information about promoters and control persons; (2) by failing to disclose conflicts of interest and related-party transactions; and (3) by misrepresenting the nature of their operations.

1.   Promoters and Control Persons

Item 11(n) of Form S-1 requires a registrant to furnish the information required by Item 404 of Regulation S-K, including the identity of any promoter or control person that the registrant had within the last five fiscal years. *See* Item 11(n) of Form S-1; 17 C.F.R. § 229.404(c)(1). A promoter is defined to include "[a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." 17 C.F.R. § 230.405. Control is defined to mean "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person." *Id.*

Go EZ's registration statement does not disclose that Basilio was its promoter and control person, the man pulling the strings in Go EZ's formation and all of its major transactions. Arc's statement states that Capital Flows is a promoter and incorporated the company. However, Lopez admitted that neither of those assertions is true, and that Capital Flows is only an investor in Arc. Nova Smart's registration statement discloses Quintero as a director and officer when he is not. It also neglects to disclose Lopez, San, and Xiaoyue, individually and through Arc Capital, as promoters, and that Lopez was the primary force behind Nova Smart's formation.

These false representations would be material to investors, if nothing else because they call into question management's integrity. *See United States v. Hatfield*, 724 F. Supp. 2d 321, 328 (E.D.N.Y. 2010); *In re Monster Worldwide, Inc. Sec. Litig.*, 251 F.R.D. 132, 139 (S.D.N.Y. 2008). Moreover, both courts and the Commission have held that failure to disclose promoters' and control persons' participation in an issuer's formation, offering, and operations constitutes a material omission. *See, e.g.*, *SEC v. Fehn*, 97 F.3d 1276, 1290 (9th Cir. 1996); *Am. Fin. Co.*, Securities Act Release No. 4465, 1962 SEC LEXIS 632, at *5 (Mar. 19, 1962); *Hart Oil Corp.*, Securities Act Release No. 4147, 1959 SEC LEXIS 33, at *4-5 (Oct. 9, 1959).

2.   Related Party Transactions

Go EZ's registration statement fails to disclose the father-son relationship between Basilio and Benedict (it fails altogether to disclose Basilio's involvement), as well as Basilio's prior relationship with Ng, whom he used as a middleman for the FTA and Glophone acquisitions. Similarly, Arc did not disclose that its wine partner is owned by Lopez's father and that Lopez and Camarero are childhood friends. Both Go EZ's and Arc's registration statements fail to mention the prior relationships of the former Evotech employees involved in their formation and operations. These omissions were material because they allowed Go EZ and Arc to depict the transactions as occurring at arm's length. *See Zagami v. Nat. Health Trends Corp.*, 540 F. Supp. 2d 705, 708 (N.D. Tex. 2008) (noting that company's stock decreased more than fifteen percent after related-party transactions were disclosed to the public)

3. Nature of Respondents' Operations

Respondents materially misstated the nature and scope of their businesses in their registration statements, affecting the "total mix" of information available to investors. *TSC Indus. v. Northway*, 426 U.S. 438, 449 (1976) (defining materiality). Indeed, "[o]ther than a corporation's financials, its leadership, the nature of its operations, and its plan for the future would seem to be *the most* important pieces of information available to an investor." *SEC v. Husain*, No. 2:16-cv-3250, 2017 U.S. Dist. LEXIS 29131 at *21-22 (C.D. Cal. Mar. 1, 2017).

Here, Go EZ grossly overstated the nature of FTA's operations. FTA is merely Benedict's alter ego company, and has had no customer base at all since its acquisition by Go EZ. Moreover, Go EZ has not developed, and has no plans to develop, a "'Go EZ' brand smartwatch." As for Glophone, the company abandoned the Miami Beach storefront, which Guerra now runs through his own, unrelated company. In addition, Go EZ and Nova Smart made numerous misstatements regarding the size and locations of their office spaces.

Similarly, Arc claimed to operate and enjoy the revenues from 82 Room through an agreement with Fanxi. But Yawei independently owns and operates 82 Room and Arc has not received revenue from it. Lopez admitted that Arc has no funds and little, if any, assets or revenues. While it did make a sale of olive oil, it had no more units to sell.

B. Failure to Cooperate with Examination

Section 8(e) of the Securities Act empowers the Commission to undertake an examination to determine whether a stop order should issue under Section 8(d), and makes failure to cooperate with such an examination itself "proper ground for the issuance of a stop order." 15 U.S.C. § 77h(e); *see Blimpie Corp. of Am.*, Securities Act Release No. 5146, 1971 SEC LEXIS 470 (May 6, 1971) (refusal to cooperate in a Section 8(e) examination "constitutes a ground for the issuance of a stop order"). Here, Respondents produced some documents in response to subpoenas issued by the Division, but those productions were insufficient. Further, Respondents failed to make key personnel available for testimony.

IV. ORDER

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that:

the effectiveness of the registration statement filed by Respondent Go EZ Corporation is SUSPENDED;

the effectiveness of the registration statement filed by Respondent Arc Lifestyle Group Inc. is SUSPENDED; and the effectiveness of the registration statement filed by Respondent Nova Smart Solutions Inc. is SUSPENDED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occurs, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Cameron Elliot
Administrative Law Judge